

March 19, 2013

Via E-mail
Albert Chen
Chief Financial Officer
China Cord Blood Corporation
48th Floor, Bank of China Tower
1 Garden Road, Central
Hong Kong, S.A.R.

> **Re:** **China Cord Blood Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2012**
> **Filed July 31, 2012**
> **File No. 001-34541**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2012

Item 4. Information on the Company, page 38

B. Business Overview, page 41
Our Competitive Strengths, page 44

1.   We note you have provided more than 600 matching units of cord blood to patients in need of transplants and for supplementary medical treatment since commencement of operations. We further note the disclosure in your March 31, 2010 (page 37) and 2011 (page 37) Forms 20-F that you have provided more than 200 matching units of cord blood to patients in need of transplants and for supplementary medical treatment since commencement of operations. Please reconcile for us the apparent increase of

approximately 400 total matching units provided during the year ended March 31, 2012 to your disclosure on page 46 in which it appears that you only provided 160 matching units during the year ended March 31, 2012. Alternatively, explain to us the reason(s) for the increase to more than 600 matching units from commencement through March 31, 2012 compared to more than 200 matching units through March 31, 2011 and 2010.

Our Cord Blood Banking Services, page 45

2.   We note your disclosure on page seven that the as of the period end, "Total units stored" and "Units contributed by donors" take into account the withdrawal of donated units when you are successful in providing matching services. Please confirm our understanding that the annual amount of "new subscriber sign-ups" and "new donations accepted" on page 47 represents the net activity of each type of unit for the period presented and, if so, separately quantify for us the following for each period presented: (1) total gross number of donated units accepted, (2) total gross number of new subscriber sign-ups, (3) the total reduction in donated units used for matching services and (4) the total reduction in subscriber units used for medical treatments by subscribers. Also confirm to us that you will disclose this information in the cord blood banking services activity table on page 47 in future filings.

3.   We note your disclosure on page 47 that the total units deposited by subscribers as of each balance sheet date includes subscribers who are delinquent on payments and for whom you have ceased to recognize revenue generated from storage fees. In future filings, please expand the footnote to your table on page 47 to quantify the total number of delinquent subscribers as of each balance sheet date, along with the number of months that those subscribers have been delinquent, in order to provide investors with a clear understanding of the total number of your paying subscribers as of each balance sheet date.

Item 5. Operating and Financial Review and Prospects, page 68
Overview, page 68

4.   We note your disclosure on pages 41 and 68 that cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that you estimate to be less than 1% of China's overall newborn population; and that the aggregate number of births in your operating regions was estimated to be 1.9 million in 2010. Please tell us the estimated number of aggregate births in your operating regions in fiscal 2011 and 2012. To the extent that your penetration rates for new subscriber sign-ups in your operating regions significantly exceeded the overall China rate of less than 1%, also explain to us the reason(s) for this difference. Finally, also confirm to us that you will disclose this information in future filings.

Critical Accounting Policies, page 77
Revenue Recognition, page 77

5.   We note your disclosure on page 73 that as of March 31, 2012, there were 9,752 subscribers who had been delinquent for over 24 months in paying their storage fees and you have ceased recognizing storage revenue from such delinquent subscribers. We further note on page 65 of your prior year Form 20-F that as of March 31, 2011, there were 3,604 subscribers who had been delinquent for over 18 months in paying their storage fees and you have ceased recognizing storage revenue from such delinquent subscribers. Please advise us of the following:

   - The point at which you cease recognizing storage revenue from delinquent subscribers (e.g. 18 months or 24 months), and whether there have been any changes to your policy during the periods presented in your Form 20-F and subsequent to your response to comment four of our letter dated September 24, 2010.

   - The reason(s) why you only disclose delinquencies over 24 months as of March 31, 2012 instead of delinquencies over 18 months as you did in your prior year Form 20-F, and quantify for us the number of delinquencies over 18 months as of March 31, 2012.

   - Confirm to us that in future filings you will clearly disclose the point at which you cease recognizing storage revenue from delinquent subscribers and also include a discussion of your policy for estimating an allowance for any outstanding receivables from such delinquent subscribers or, alternatively, explain to us why you believe that these do not represent significant accounting policies that require such disclosure.

   - Tell us why you do not include a discussion of the effects on your allowance for doubtful receivables (page 79), results of operations (page 83) and liquidity and capital resources (page 87) resulting from the significant increase in delinquent subscribers as of March 31, 2012 and from any changes in the point at which you cease recognizing storage revenue from delinquent subscribers during the periods presented.

Valuation of Inventories, page 78

6.   We note your disclosure on page 79 that the weighted average useful life of donated cord blood units was estimated to be approximately 20 years, and that you estimate the number of successful matches of donated units will increase by 7% per annum. We further note that based on the estimation, you believe the carrying amount of the donated units will be recovered in approximately 10 years. Please advise us of the following:

- Of the 21,125 donated units as of March 31, 2012 (page 47), tell us the number of donated units that you estimate will be successfully matched within their remaining useful life of 20 years given the 160 total matched units during the fiscal year ended March 31, 2012 (page 46) and the 7% per annum growth rate.

- To the extent that you reasonably expect a significant number of 21,125 donated units will not be successfully matched within their estimated useful life of 20 years, tell us how you considered whether a departure from the cost basis of pricing for those excessive units was required under ASC 330-10-35-1. In this regard, it appears that the utility of the excessive units may no longer be as great as their cost. Refer to ASC 330-10-35-11 on the requirement to follow the procedure of applying the lower of cost or market to the individual items constituting excessive inventory stock instead of to the totals of the entire inventory.

Valuation and Amortization of Intangible Assets, page 80

7. We note your risk factor disclosure on page 20 regarding the uncertainties about whether your cord blood banking services will be construed as prohibited businesses under the 2011 Catalogue revisions, which became effective on January 30, 2012. Please further explain to us the basis for your conclusion that the estimated useful life of your cord blood bank operating rights continues to be thirty years despite the significant uncertainties resulting from the 2011 Catalogue revisions. Also confirm to us that in future filings you will specifically discuss how you considered the 2011 Catalogue revisions to arrive at the estimated useful life of the intangible asset associated with your cord blood bank operating rights.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining